Exhibit 99.3

Sino-Global Announces Fiscal Year 2015 Third Quarter Financial Results

Seven Consecutive Quarters of Net Profit and Consistent Growth in Operating Margin

NEW YORK, May 13, 2015 /PRNewswire/ -- Sino-Global Shipping America, Ltd. (NasdaqCM: SINO) ("Sino-Global" or the "Company"), a shipping agency, logistics and ship management services company, today announced its financial results for the third quarter of fiscal year 2015 ended March 31, 2015.

	For the Three Months Ended March 31,
	2015	2014	% Change
Revenues	$2,526,762	$2,092,525	20.8%
Shipping Agency and Ship Management Services	$1,231,182	$1,226,015	0.4%
Inland Transportation Management Services	$1,295,580	$866,510	49.5%
Shipping and Chartering Services	-	-	NM
Gross margin	51.7%	54.7%	-5.5%
Operating margin	9.4%	3.4%	178.5%
Net income attributable to Sino-Global	$350,983	$326,121	7.6%
Diluted earnings per share	$0.05	$0.07	-27.9%

•	Total revenues for the three months ended March 31, 2015 increased 20.8% to $2,526,762 with revenues from Inland Transportation Management Services grew 49.5% to a record level of $1,295,580.
•	Operating margin increased to 9.4% for the three months ended March 31, 2015 from 3.4% for the same period of 2014.
•	Basic and diluted EPS of $0.05 for the three months ended March 31, 2015 marked the seventh consecutive quarter of net profit for the Company.
•	To explore growth opportunities and further diversify Sino-Global’s revenue streams, the Company entered into an asset purchase agreement in April 2015 to acquire, subject to certain closing conditions, a small oil/chemical tanker for $10.5 million.

Mr. Lei Cao, Chairman and Chief Executive Officer of Sino-Global commented: “Our restructuring initiatives that began in fiscal year 2013, together with our strong business development efforts, have helped generate seven consecutive quarters of net profit. For the three months ended March 31, 2015, our revenues grew 20.8% and our operating margin increased significantly to 9.4% from 3.4% for the same period of 2014.”

Mr. Cao continued: “The asset purchase agreement that we executed in April 2015 marks the next step of our turnaround story as we expand our business from being a service provider to an asset owner with an integrated, scalable service platform. We believe the acquisition will strengthen our operating cash flows and enhance our ability to deliver sustainable earning growth.

Financial Results for Three Months Ended March 31, 2015

	For the Three Months Ended March 31,
	2015			2014
	Revenues	Cost of Revenues	Gross Profit	Revenues	Cost of Revenues	Gross Profit
Shipping Agency and Ship Management Services	$1,231,182	$980,136	$251,046	$1,226,015	$825,181	$400,834
Inland Transportation Management Services	1,295,580	240,441	1,055,139	866,510	123,333	743,177
Shipping and Chartering Services	-	-	-	-	-	-
Consolidated	$2,526,762	$1,220,577	$1,306,185	$2,092,525	$948,514	$1,144,011

Total revenues increased by 20.8% to $2,526,762 for the three months ended March 31, 2015 from $2,092,525 for the same period of 2014. The increase in total revenues was due mainly to the increase in revenues from Inland Transportation Management Services. Revenues from Shipping Agency Services increased by 0.4% to $1,231,182 for the three months ended March 31, 2015 from $1,226,015 for the same period of 2014. Even with a decrease in the total number of ships we served to 20 for the three months ended March 31, 2015 from 78 for the same period of last year, we saw a slight increase in Shipping Agency Services revenue. Revenues from Inland Transportation Management Services grew 49.5% to $1,295,580 for the three months ended March 31, 2015 from $866,510 for the same period of 2014. We did not provide any Shipping and Chartering Services for the three months ended March 31, 2015 and the same period of 2014.

Cost of revenues increased to $1,220,577 for the three months ended March 31, 2015 from $948,514 for the same period of 2014. The increase was due mainly to higher revenues from Inland Transportation Management Services that led to more costs to be allocated. Overall gross margin of 51.7% for the three months ended March 31, 2015 compared to 54.7% for the same period of 2014. Cost of revenues for Shipping Agency and Inland Transportation Management Services were $980,136 and $240,441, leading to gross margin of 20.4% and 81.4%, respectively, for the three months ended March 31, 2015.

General and administrative expenses increased by 7.4% to $1,069,623 for the three months ended March 31, 2015 from $996,355 for the same period of 2014. The increase was mainly due to higher office expenses of $211,611, legal fees of $187,178, and recognition of stock-based compensation for common stock issued to consultants of $120,067.

Selling expenses decreased by 99.8% to $156 for the three months ended March 31, 2015 from $77,346 for the same period of 2014, mainly due to a decline in the number of ships we served.

Operating income of $236,406 for the three months ended March 31, 2015 compared to $70,310 for the same period of 2014. This marked our sixth consecutive quarter of operating profit and seventh consecutive quarter of net profit, attributed mainly to our efforts to diversify our revenue streams. Operating profit margin of 9.4% for the three months ended March 31, 2015 compared to 3.4% for the same period of 2014.

As a result of the foregoing, we reported net income of $331,913 for the three months ended March 31, 2015, compared to $86,399 for the same period of 2014. After deduction of non-controlling interest, net income attributable to Sino-Global was $350,983, or $0.05 per diluted share, for the three months ended March 31, 2015, compared to $326,121, or $0.07 per diluted share, for the same period of 2014.

Financial Results for Nine Months Ended March 31, 2015

	For the Nine Months Ended March 31,
	2015			2014
	Revenues	Cost of Revenues	Gross Profit	Revenues	Cost of Revenues	Gross Profit
Shipping Agency and Ship Management Services	$4,690,972	$3,756,926	$934,046	$4,628,578	$3,598,641	$1,029,937
Inland Transportation Management Services	3,534,295	547,665	2,986,630	1,316,600	187,396	1,129,204
Shipping and Chartering Services	-	-	-	1,937,196	1,291,048	646,148
Consolidated	$8,225,267	$4,304,591	$3,920,676	$7,882,374	$5,077,085	$2,805,289

Total revenues increased by 4.4% to $8,225,267 for the nine months ended March 31, 2015 from $7,882,374 for the same period of 2014. The increase in total revenues was due mainly to the increase in revenues from Inland Transportation Management Services. Revenues from Shipping Agency Services decreased by 2.8% to $4,500,897 for the nine months ended March 31, 2015 from $4,628,578 for the same period of 2014. The decrease was due mainly to the decline in the total number of ships we served to 117 for the nine months ended March 31, 2015 from 238 for the same period of last year. Revenues from Ship Management Services were $190,075 from the closing date to March 31, 2015. Revenues from Inland Transportation Management Services grew 168.4% to $3,534,295 for the nine months ended March 31, 2015 from $1,316,600 for the same period of last year. We did not provide any Shipping and Chartering Services for the nine months ended March 31, 2015, as compared to revenues of $1,937,196 during the same period of 2014.

Cost of revenues decreased by 15.2% to $4,304,591 for the nine months ended March 31, 2015 from $5,077,085 for the same period of 2014. The decrease was due mainly to a more favorable service mix in the 2015 period. For the nine months ended March 31, 2015, our revenues came mainly from Shipping Agency Services and Inland Transportation Management Services. However, for the same period in 2014, our revenues came mainly from Shipping Agency Services and Shipping and Chartering Services. The decline in our overall cost of revenues was due mainly to the nature of our Inland Transportation Management Services, which feature lower overhead than our Shipping and Chartering services. Overall gross margin of 47.7% for the nine months ended March 31, 2015 compared to 35.6% for the same period of last year. Cost of revenues for Shipping Agency and Inland Transportation Management Services were $3,660,488 and $547,665, leading to gross margin of 18.7% and 84.5%, respectively, for the nine months ended March 31, 2015.

General and administrative expenses increased by 33.5% to $3,326,769 for the nine months ended March 31, 2015 from $2,492,197 for the same period of 2014. This increase was due mainly to higher business development expenses of $227,863, office expense of $318,938, legal fees of $304,604 and recognition of stock-based compensation for common stock issued to consultants of $314,622.

Selling expenses decreased by $138,994 or 67.5% from $205,871 for the nine months ended March 31, 2014 to $66,877 for the nine months ended March 31, 2015. The decrease was attributed to the decline in the total number of ships we served as discussed above. As revenue from the shipping agency services segment decline, our sales commission expenses decreased accordingly.

Operating income of $527,030 for the nine months ended March 31, 2015 compared to $107,221 for the same period of 2014. Operating profit margin of 6.4% for the nine months ended March 31, 2015 compared to 1.4% for the same period of 2014.

As a result of the foregoing, we reported net income of $573,154 for the nine months ended March 31, 2015, compared to $198,137 for the same period of 2014. After deduction of non-controlling interest, net income attributable to Sino-Global was $819,864, or $0.13 per diluted share, for the nine months ended March 31, 2015, compared to $1,100,636, or $0.23 per diluted share, for the same period of 2014.

Financial Condition

As at March 31, 2015, the Company had cash and cash equivalents of $1,107,197 and working capital of $5,962,679, compared to $902,531 and $3,727,003, respectively, at the end of the fiscal year 2014 ended June 30, 2014. Net cash used in operating activities was $1,870,004 for the nine months ended March 31, 2015, as compared to $627,753 for the same period of last year. Net cash provided by investing activities was $1,030,342 for the nine months ended March 31, 2015 mainly as a result of the collection of a short-term loan from a related party, as compared to net cash used in investing activities of $203,702 for the same period of last year. Net cash provided by financing activities was $967,820 for the nine months ended March 31, 2015 due to the net proceeds from the issuance of common stock of 647,000 shares in July 2014.

Recent Development

On April 10, 2015, the Company entered into an Asset Purchase Agreement with Rong Yao International Shipping Limited, a Hong Kong company (the “Vessel Seller”), pursuant to which the Company agreed to acquire, subject to a number of closing conditions, the “Rong Zhou,” an 8,818 gross tonnage oil/chemical transportation tanker (the “Vessel”) from the Vessel Seller; in connection therewith, the Company issued to the Vessel Seller 1.2 million shares of its restricted common stock representing $2.22 million of the $10.5 million purchase price for the Vessel. The Company and the Vessel Seller agreed that each of the 1.2 million shares issued to the Vessel Seller was valued at $1.85. In connection therewith, the Company filed a registration statement on April 15, 2015 covering the offer of the 1.2 million shares issued to the Vessel Seller. Although the Company believes the acquisition of the Vessel will close on or about June 30, 2015, no assurances can be given when such closing will occur.

About Sino-Global Shipping America, Ltd.

Founded in the United States in 2001, Sino-Global Shipping America, Ltd. is a shipping agency, logistics and ship management services company. The Company is headquartered in New York with offices in China, Australia, Canada and Hong Kong. Its current service offerings consist of shipping agency services, shipping and chartering services, inland transportation management services and ship management services. For more information, please visit: www.sino-global.com

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global's filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Mr. Anthony S. Chan, CPA
EVP & Acting CFO
+1 718-888-1814

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	June 30,
	2015	2014

Assets
Current assets
Cash and cash equivalents	$1,107,197	$902,531
Advances to suppliers	686,568	8,482
Accounts receivable, net	2,028,149	481,885
Other receivables, less allowance for doubtful accounts of $241,572 and $250,100 as of March 31, 2015 and June 30, 2014, respectively	697,229	174,406
Prepaid expenses	622,827	216,729
Due from related parties	2,015,087	3,173,765

Total Current Assets	7,157,057	4,957,798

Property and equipment, net	288,069	294,722
Prepaid expenses - noncurrent	384,669	280,800
Other long-term assets	16,736	16,734
Deferred tax assets	255,200	163,900

Total Assets	$8,101,731	$5,713,954

Liabilities and Equity
Current liabilities
Advances from customers	$224,937	$88,477
Accounts payable	223,561	398,756
Accrued expenses	32,236	177,877
Other current liabilities	713,644	565,685

Total Current Liabilities	1,194,378	1,230,795

Total Liabilities	1,194,378	1,230,795

Commitments and Contingency

Equity
Preferred stock, 2,000,000 shares authorized, no par value, none issued.	-	-
Common stock, 50,000,000 shares authorized, no par value; 6,326,032 and 5,229,032 shares issued as of March 31, 2015 and June 30, 2014; 6,200,841 and 5,103,841 shares outstanding as of March 31, 2015 and June 30, 2014	13,385,477	11,662,157
Additional paid-in capital	1,144,842	1,144,842
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(2,450,396)	(3,270,260)
Accumulated other comprehensive income	93,424	24,618
Unearned stock-based compensation	(11,640)	(11,640)

Total Sino-Global Shipping America Ltd. Stockholders' Equity	11,789,180	9,177,190

Non-Controlling Interest	(4,881,827)	(4,694,031)

Total Equity	6,907,353	4,483,159

Total Liabilities and Equity	$8,101,731	$5,713,954

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)

	For the Nine Months Ended March 31,		For the Three Months Ended March 31,
	2015	2014	2015	2014

Net revenues	$8,225,267	$7,882,374	$2,526,762	$2,092,525

Cost of revenues	(4,304,591)	(5,077,085)	(1,220,577)	(948,514)
Gross profit	3,920,676	2,805,289	1,306,185	1,144,011

General and administrative expenses	(3,326,769)	(2,492,197)	(1,069,623)	(996,355)
Selling expenses	(66,877)	(205,871)	(156)	(77,346)
	(3,393,646)	(2,698,068)	(1,069,779)	(1,073,701)

Operating income	527,030	107,221	236,406	70,310

Financial (expense) income, net	(59,892)	(52,174)	61,442	(91,896)
Other income, net	20,486	137,171	(2)	106,799

Net income before provision for income taxes	487,624	192,218	297,846	85,213

Income tax benefit	85,530	5,919	34,067	1,186

Net income	573,154	198,137	331,913	86,399

Net loss attributable to non-controlling interest	(246,710)	(902,499)	(19,070)	(239,722)

Net income attributable to Sino-Global Shipping America, Ltd.	$819,864	$1,100,636	$350,983	$326,121

Comprehensive income
Net income	$573,154	$198,137	$331,913	$86,399
Foreign currency translation gain	127,721	19,751	132,042	60,145
Comprehensive income	700,875	217,888	463,955	146,544
Less: Comprehensive loss attributable to non-controlling interest	(187,796)	(867,858)	(187,796)	(157,265)

Comprehensive income attributable to Sino-Global Shipping America Ltd.	$888,671	$1,085,746	$651,751	$303,809

Earnings per share
-Basic and diluted	$0.13	$0.23	$0.05	$0.07

Weighted average number of common shares used in computation
-Basic and diluted	6,102,859	4,703,841	6,200,841	4,703,841

SINO-GLOBAL SHIPPING AMERICA LTD. AND AFFILIATES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended March 31,
	2015	2014

Operating Activities

Net income	$573,154	$198,137
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	140,464	103,041
Amortization of stock-based compensation to consultants	314,622	-
Recovery of doubtful accounts	(17,009)	(263,247)
Deferred tax benefit	(91,300)	(40,700)
(Gain) loss on disposition of property and equipment	1,485	(28,666)
Changes in assets and liabilities
(Increase) decrease in advances to suppliers	(678,086)	172,214
(Increase) decrease in accounts receivable	(1,529,255)	472,664
Increase in other receivables	(522,823)	(62,039)
(Increase) decrease in prepaid expenses	(152,589)	26,288
Decrease in other current assets	-	5,951
Decrease in other long-term assets	-	1,568
Decrease (increase) in due from related parties	44,250	(566,957)
Increase (decrease) in advances from customers	136,460	(537,646)
Decrease in accounts payable	(175,195)	(279,246)
Decrease in accrued expenses	(145,641)	(19,838)
Increase in other current liabilities	231,459	190,723

Net cash used in operating activities	(1,870,004)	(627,753)

Investing Activities
Acquisitions of property and equipment	(84,086)	(203,702)
Collection of short-term loan from related party	1,114,428	-

Net cash provided by (used in) investing activities	1,030,342	(203,702)

Financing Activities
Proceeds from issuance of common stock, net	967,820	-

Net cash provided by financing activities	967,820	-

Effect of exchange rate fluctuations on cash and cash equivalents	76,508	73,259

Net increase (decrease) in cash and cash equivalents	204,666	(758,196)

Cash and cash equivalents at beginning of period	902,531	3,048,831

Cash and cash equivalents at end of period	$1,107,197	$2,290,635

Supplemental information:
Income taxes paid	$8,104	$16,961
Non-cash transactions of operating and financing activities:
Settlement of related accounts receivable and payable	$-	$2,589,739
Common stock issued for stock-based compensation to consultants	$672,000	$-
Common stock issued for LSM acquisition	$83,500	$-